UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED

(Translation of registrant’s name into English)

Level 28,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

28 January 2026

Quarterly Activities Report
December 2025

Elevra Lithium Limited (“ELV” or “Company”) (ASX: ELV; NASDAQ: ELVR; OTCQB: SYAXF) delivered record quarterly revenue and a gross proﬁt at NAL, while the production outlook was adjusted to reﬂect short term operational conditions.

North American Lithium
•	Second best quarterly safety performance since recommencing operations in 2023.
•	Ore mined of 389,801 wet metric tonnes (wmt) was 15% higher quarter on quarter (QoQ).
•	Process plant utilisation improved to 89%, a 2% increase QoQ.
•
Lithium recovery for the quarter was 62%, down 7% QoQ as a consequence of pit development sequencing adjacent to historical underground workings which in turn resulted in temporary lower feed grade and a larger proportion of higher iron content in feed material.

•
Spodumene concentrate production declined by 15% QoQ to 44,154 dry metric tonnes (dmt) at an average grade of 4.9%. The reduced concentrate production and grade were a function of lower lithium recovery, as the higher iron content necessitated increased use of the WHIMS (wet high intensity magnetic separators).

•
Spodumene sales were 66,016 dmt, in line with prior guidance to weight sales toward the December 2025 quarter[1]. There were two cargoes sold during the December 2025 quarter which aligns with Elevra’s strategy to ship larger cargoes to achieve freight savings.

•
The average realised selling price (FOB) increased by 27% to US$998/dmt versus the prior quarter, reflecting the benefit of improved lithium market fundamentals and Elevra’s leverage to rising spot prices.

•
Unit operating costs (per tonne sold) for NAL were US$812/dmt, a modest decrease compared to US$818 in the prior quarter, resulting in NAL generating a quarterly gross profit for the second time since the restart of operations.

•	Capital expenditure of US$7 million for the quarter was on budget and primarily related to the upgrade of the Tailings Storage Facility and other NAL sustaining projects.

[1]	See ASX release 15 September 2025 “Market Update Presentation”.

QUARTERLY ACTIVITIES REPORT • December 2025	1

Growth Projects
NAL Expansion

•
Following completion of the December 2025 quarter, Elevra issued an update on the NAL Expansion which offered an accelerated timeline to increase annual production and reduce unit operating costs by implementing a phased approach to the expansion[2].

Moblan

•	Planned baseline environmental field activities were undertaken during the December 2025 quarter and studies progressed.
Ewoyaa
•
Ratification of the Ewoyaa Mining Lease by the Parliament of Ghana is ongoing. Advancement of the project remains contingent on Mining Lease ratification, prevailing market conditions and the availability and structure of suitable project financing.

Carolina Lithium
•	During the December 2025 quarter, Carolina Lithium obtained General Stormwater Permits for the proposed mine and conversion plant advancing key environmental permitting milestones.
•
In addition, Elevra engaged with local officials, community stakeholders and relevant US government agencies in relation to the next stages of project development, including discussions related to the project’s strategic importance to a US domestic lithium supply chain.

Corporate
•	Cash at the December 2025 quarter end was US$81 million, reflecting change-of-control payments and merger-related advisory fees incurred during the period.
•	Elevra appointed Christian Cortes as Chief Financial Officer during the quarter, supporting the Company’s operational focus and continued development and growth initiatives.
•	All resolutions were successfully passed at the Elevra AGM on 21 November 2025, including election of the four selected ex-Piedmont directors.
•	Merger related cost synergies remain on track to deliver targeted savings. An update will be provided with the HY26 Interim Results in late February 2026.
•
Elevra has revised FY2026 production, sales and cost guidance after reviewing results for the half year - providing a more conservative outlook for the next several quarters. The Company believes it prudent to lower production guidance for the short term until the benefits of increased grade control drilling and improved ore blending are realised. The current operational conditions are not representative of the NAL Life of Mine (LOM) orebody, hence the adjustment applies to near term guidance only.

	Unit	Current Guidance	Prior Guidance[3]
Spodumene concentrate production	Dmt	180,000 - 190,000	195,000 –210,000
Spodumene concentrate sales	Dmt	170,000 - 190,000	195,000 –210,000
Unit operating cost sold	US$/dmt	US$860 – US$880	US$765–US$830
Capital expenditures	US$M	US$26	US$26

[2]	See ASX release 12 January 2026 “Accelerated NAL Expansion”.
[3]
As a result of the Company’s transition from reporting in Australian dollars to US dollars, the prior guidance ranges for unit operating cost sold and capital expenditures have been converted using AUD:USD = 0.65.

QUARTERLY ACTIVITIES REPORT • December 2025	2

Management Commentary
Despite a challenging operating environment at NAL, the Company delivered a signiﬁcant increase in revenue and positioned the business to capitalise on improving lithium market conditions and future growth at NAL.
The December 2025 quarter was the ﬁrst full quarter of operations following the completion of the Sayona-Piedmont merger. Management focused on integrating the combined organisation, aligning operational and corporate functions, and maintaining disciplined execution across the Company’s asset portfolio during the transition period.
Operationally, the December 2025 quarter was challenging. Spodumene concentrate production declined compared to the prior quarter, primarily as a result of reduced lithium recoveries associated with lower lithium grades and higher iron content in the ore feed. In response to these conditions grade control drilling density will be increased in the areas adjacent to historical underground workings which will enhance scheduling and allow improved ore blending to reduce the impact of high iron ore on recoveries.
Consequently, the Company has revised its production guidance until the beneﬁts of increased grade control drilling and improved ore blending are realised.
Despite these headwinds, unit costs remained broadly consistent with the September 2025 quarter; however, the revised FY2026 cost guidance incorporates additional short-term expenditure associated with ore blending and grade control initiatives as the Company deliberately works through this section of the mine.
Financial performance during the December 2025 quarter was robust with 66,016 dmt sold at an average realised price (FOB) of US$998/dmt. Revenue increased signiﬁcantly, consistent with the Company’s strategy to weight sales to the second quarter of FY2026 and improved realised pricing.
The increase in revenue highlights the Company’s leverage to improving market conditions and underscores Elevra’s ability to generate meaningful cash ﬂow in a recovering market environment. Despite the short-term operational challenges outlined above, NAL continued to generate operating cash ﬂow during the quarter, underpinned by strong realised pricing, disciplined sales execution and resilient underlying operating performance.
In parallel with our operational focus, the Company continued to advance its development portfolio at Moblan, Ewoyaa and Carolina Lithium. Activities across these projects are progressing at a measured pace to reﬂect management’s deliberate prioritisation of operational performance at NAL. At Ewoyaa, the Mining Lease continued to progress towards Ghanian Government ratiﬁcation, while efforts at Moblan and Carolina Lithium remained focused on mid to longer-term project development and positioning the assets within a growing North American lithium supply chain.
Looking forward, management remains encouraged by improving sentiment in the global lithium market and the continued strengthening in lithium pricing. In this context, the Company is advancing plans to increase annual output at NAL at an accelerated rate. We continue to work co-operatively with the Quebec and Federal Governments to enable permits and approvals to be ﬁnalised as the staged expansion requires.
The ability to pursue this growth in a uniﬁed and expeditious manner was a primary strategic rationale underpinning the Sayona-Piedmont merger, and management believes the current market environment presents an opportunity to make a meaningful, forward-looking investment into the future of NAL.
With operational and development activities progressing and production guidance appropriately updated, Elevra is well positioned to execute on its growth strategy while maintaining operational discipline and delivering long-term value.
Mr Lucas Dow
Managing Director and CEO

QUARTERLY ACTIVITIES REPORT • December 2025	3

Operational Financial Performance

	Unit	Q2 FY26	Q1 FY26	QoQ Variance	YTD FY26	YTD FY25	YTD Variance
North American Lithium[4]
Ore mined	wmt	389,801	338,341	15%	728,142	610,683	19%
Recovery	%	62	69	(7%)	66	67	(1%)
Concentrate produced	dmt	44,154	52,003	(15%)	96,156	103,063	(7%)
Concentrate grade produced	%	4.9	5.2	(0.3%)	5.0	5.3	(0.3%)
Concentrate sold	dmt	66,016	25,975	154%	91,991	115,027	(20%)
Average realised selling price (FOB)[5]	US$/dmt	998	784	27%	937	697	35%
Revenue	US$M	66	20	223%	86	80	8%
Unit operating cost sold (FOB)[6]	US$/dmt	812	818	(0.7%)	814	861	(6%)
Group
Cash balance	US$M	81	98	(17%)	81	69	17%
USD : CAD		$1,394	1.377	1%	1,386	1.382	—
USD : AUD		$1,523	1.528	—	1,526	1.513	1%
Health and Safety
The Total Recordable Injury Frequency Rate (“TRIFR”) increased during the December 2025 quarter with two lost time injuries recorded following six consecutive months with no lost time injuries. Despite the QoQ increase in TRIFR, this was the second-best safety performance since the restart of operations in 2023. In addition, there were two separate sequences of more than 40 days without any recordable injuries.
The positive trend in safety outcomes is a direct result of strong day-to-day safety discipline across the organisation as teams continue to demonstrate their commitment to proactive and collaborative safety management.

ESG and Community Engagement
Elevra progressed several studies required to support the potential NAL expansion and development of Moblan, and the Company received key permits for future mining and conversion operations at Carolina Lithium. NAL produced an initial self-declaration for Canada’s Towards Sustainable Mining initiative, and the Company is advancing an action plan to achieve Level A certiﬁcation by the end of CY2027.
During the December 2025 quarter, Elevra continued its community engagement activities in the vicinity of North American Lithium. Elevra also provided updates to local ofﬁcials and landowners in Gaston County in support of the Carolina Lithium project, outlining the process and considerations associated with future project development activities.

[4]	Numbers presented may not add up precisely to the totals provided due to rounding.
[5]	Average realised selling price is calculated on an accruals basis and reported in US$/dmt sold, FOB Port of Québec.
[6]
Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortization charges, freight and royalties. It is reported in US$/dmt sold, FOB Port of Québec.

QUARTERLY ACTIVITIES REPORT • December 2025	4

North American Lithium
Mining
Ore mined of 389,801 wmt was 15% higher than the previous quarter but at a lower lithium grade of 1.06% delivered to the ROM stockpile.
Mining activity during the quarter focused upon stripping and ore extraction from Phase 3 in order to suitably advance pit development for future mining activities.
Spodumene concentrate production for the quarter was below forecast due to lower than anticipated ore availability around historical underground workings. This resulted in ore being predominantly sourced from volcanic hosted areas of the pit throughout the quarter at a lower lithium grade than anticipated. Whilst volcanic hosted ore typically has higher iron content, the area available for mining over the quarter had an iron content well above the life of mine average. As such the conditions currently being encountered adjacent to historical underground workings and are not considered representative of the broader orebody.
These factors combined to materially affect recovery and concentrate production during the quarter.
Grade control drilling density will be increased in the areas of historical underground workings which will enhance scheduling and allow improved ore blending to reduce the impact of high iron ore. Additionally, it is anticipated that mining will progress over the next several quarters out of areas with above average iron content.

Production
Production declined to 44,154 dmt of spodumene concentrate (down 15% QoQ) for the December 2025 quarter resulting from lower recovery with high iron content and lower lithium feed grade.
The mill processed 351,592 tonnes of ore (up 3% QoQ) at an average feed grade of 0.98% Li2O, with some lower grade stockpiled ore complementing ore mined.
Mill utilisation was 89%, a 2% QoQ increase, and broadly consistent with target levels. Mill utilisation was impacted by a planned shutdown to reline the rod mill, while mill throughput for the December 2025 quarter achieved a new record in terms of volume processed.
The Li2O recovery for the December 2025 quarter was 62%, a decline from 69% in the September 2025 quarter, as a reduction in feed grade and an increase in iron content negatively impacted performance. The quarter’s mill feed necessitated increased use of the WHIMS which yielded lower production and a reduction in average concentrate grade to 4.9%.

QUARTERLY ACTIVITIES REPORT • December 2025	5

Increased grade control drilling density, alterations to stockpiling and blending strategies and a continued focus on minimising dilution are actions that will be deployed to manage higher iron pockets coming from the Phase 3 mining area. All of these actions are focussed on improving recoveries whilst we transition through this higher iron area of the mine.

Figure 1: NAL Global Recovery and Mill Utilisation

Figure 2: NAL Concentrate Production and Unit Operating Costs (sold)

QUARTERLY ACTIVITIES REPORT • December 2025	6

Sales
NAL revenue was US$66 million for the December 2025 quarter, which set a quarterly record for the operation.
The increase in revenue resulted from a 154% increase in spodumene concentrate tonnes sold by NAL and a 27% increase in average realised price per tonne (FOB). Total spodumene concentrate sold during the December 2025 quarter was 66,016 dry metric tonnes, with two cargoes sold during the quarter.
The average realised selling price (FOB) for the December 2025 quarter was US$998/dmt. This strong price realisation reﬂected improving market conditions, which saw spodumene concentrate prices increase to multi-year highs on rising demand and reduced expectations for a near-term restart of idled capacity.
A total of 29,913 tonnes of spodumene concentrate ﬁnished goods was stockpiled at NAL, in transit or at the Port of Québec as at 31 December 2025. Shipments for the remainder of the year are expected to be evenly split across the March and June Quarters.

Costs
Unit operating costs (FOB) for NAL were slightly lower than the prior quarter at US$812/dmt sold.
Total ore mining and waste stripping costs increased 14% QoQ, which coincided with a 15% increase in tonnes of ore mined and 1% increase in waste stripped and mined.
A 3% decrease in ore processing expenditure for the December 2025 quarter was attributable to increased availability of the crusher and mill.
In-pit and ROM inventory at the end of the December 2025 quarter declined from the previous quarter, primarily due to reduced in-pit ore tonnage stemming from historical underground mining activity.
Additional crushed ore was added to the crushed ore dome to serve as a buffer between the crushing circuit and the mill to mitigate potential weather impacts during winter –this proved to be an effective strategy.
Finished goods inventory decreased as a result of increased shipments and reduced production compared to the September 2025 quarter.

QUARTERLY ACTIVITIES REPORT • December 2025	7

Growth Projects
NAL Brownﬁeld Expansion
Following the release of the NAL Expansion Scoping Study in mid-September 20257, progress continued with a focus on conﬁrming permitting requirements, advancing environmental and technical studies, and preparing for feasibility work.
The expansion case was submitted to the relevant Federal and Provincial authorities for Environmental and Social Impact Assessment (“ESIA”) determination. Supporting studies progressed, including work in the areas of ecological ﬁeldwork, preliminary geotechnical, hydrogeological and hydrology investigations, and additional hydrogeological testing near the planned expansion area.
Following the conclusion of the December 2025 quarter, Elevra announced an accelerated expansion plan for NAL which reﬂected further reﬁnement of the project development pathway8. By leveraging additional permitting information received during the December 2025 quarter, the Company identiﬁed a staged series of debottlenecking steps that are expected to bring forward incremental production in a disciplined and capital efﬁcient manner. The revised strategy is anticipated to deliver an initial 15-20% increase in annual spodumene concentrate production above current levels by mid-CY2027 with further staged expansions progressing toward the outlined production target of 315,000 tonnes per annum.
In support of this approach, Elevra plans to update the Scoping Study in early Q2 CY2026 and advance directly to detailed engineering to further de-risk execution and accelerate value creation at NAL.

Moblan
Fieldwork at the Moblan project was undertaken, and an ecological study was ﬁnalised while additional studies are expected to be completed in the coming weeks. A project notice to advance, marking the next step in the regulatory and development process, is also planned to complete in the second half of FY2026.

Ewoyaa
Development of Ewoyaa remains subject to ratiﬁcation of the Mining Lease, prevailing market conditions and attainment of suitable project ﬁnancing.

[7]	See ASX release 15 September 2025, “NAL Expansion Scoping Study”.
[8]	See ASX release 12 January 2026, “Accelerated NAL Expansion”.

QUARTERLY ACTIVITIES REPORT • December 2025	8

Prior to the adjournment of Parliament over Christmas and the New Year, the Ministry of Lands and Natural Resources also submitted a new Legislative Instrument which sets out a sliding scale royalty rate for mining projects in Ghana. The Legislative Instrument will be considered in line with due parliamentary process, as a separate item to the Mining Lease.

Carolina Lithium
During the December 2025 quarter, Elevra continued to advance permitting and stakeholder engagement activities for the Carolina Lithium project. The Company received General Stormwater Permits covering both the proposed mine and conversion plant operations, representing an important step in the environmental permitting process, while continuing to work constructively with the North Carolina Department of Environmental Quality’s Division of Air Quality to advance the project’s air permit application.
In parallel, the Company maintained ongoing dialogue with County ofﬁcials and local community stakeholders to support preparedness for the next stages of development of the Carolina Lithium project. In addition, Elevra continued to engage with relevant US Federal government agencies regarding the strategic importance of the Carolina Lithium project and to explore potential opportunities to increase domestic lithium supply and support broader energy security initiatives.

Western Australia
Morella Lithium Joint Venture Project
Elevra has a 49% equity interest in the Morella Lithium Joint Venture, which holds lithium rights in the Pilbara and South Murchison regions. The joint venture is managed by Morella Corporation Limited (ASX: 1MC).
In the Pilbara JV area, a rock chip sampling program of exposed pegmatite outcrops conﬁrmed lithium-caesium-tantalum (LCT)-type pegmatites across the project area. While sampling showed low concentrations of lithium, the results conﬁrmed the presence of rubidium mineralisation and indicated geologic potential for LCT-system development.
At Mt Edon in the South Murchison, hydrometallurgical test work performed by Edith Cowan University yielded high rates of rubidium extraction, peaking at 93.6% in Phase 2 test work, and provided the foundation for evaluating processing pathways and economic evaluation9.
Tabba Tabba
Elevra holds the lithium and pegmatite rights over the Tabba Tabba project (E45/2364) where exploration is targeting gabbro hosted, ﬂat lying spodumene pegmatite systems. The lease is well located being directly south and along strike from known lithium mineralisation.
In the North drill area a review of drill data has identiﬁed a key zone of untested, favourable geology along the western ﬂank of the Corridor Gabbro. At the Pascal pegmatite cluster, 3km along strike to the south, mapping continued to identify untested pegmatite occurrences.
Drilling data collected to date from the North zone and Pascal corridor provide keys to advancing the project and has identiﬁed high priority reverse circulation (RC) drill targets. Heritage surveying is planned follow which initial RC drill testing is scheduled for late calendar 2026.

[9]	See ASX release 25 November 2025, “1MC:Mt Edon Rubidium Testwork Conﬁrms High Grade Recoveries”.

QUARTERLY ACTIVITIES REPORT • December 2025	9

Corporate
Outlook
Updated FY2026 Guidance
Elevra has revised FY2026 production, sales and cost guidance after reviewing results for the half year providing a more conservative outlook for the next several quarters. The Company believes it prudent to lower production guidance until the beneﬁts of increased grade control drilling and improved ore blending are realised.

	Unit	Current Guidance	Prior Guidance[10]
Spodumene concentrate production	dmt	180,000 - 190,000	195,000 –210,000
Spodumene concentrate sales	dmt	170,000 - 190,000	195,000 –210,000
Unit operating cost sold	US$/dmt	US$860 – US$880	US$765–US$830
Capital expenditures	US$M	US$26	US$26

Appointment of Christian Cortes as Chief Financial Ofﬁcer
During the December 2025 quarter Elevra announced the appointment of Christian Cortes as the Company’s Chief Financial Ofﬁcer (effective 20 October 2025), following the resignation of Dougal Elder11.
Mr. Cortes brings more than 20 years of international experience in the ﬁnance and resources sector, including as the Chief Integration and Transformation Ofﬁcer at Arcadium Lithium and Chief Financial Ofﬁcer and Chief of Sales and Marketing at Allkem Limited. His deep sector expertise and strategic ﬁnancial leadership will play an important role in supporting Elevra’s growth.

[10]
As a result of the Company’s transition from reporting in Australian dollars to US dollars, the prior guidance ranges for unit operating cost sold and capital expenditures have been converted using AUD:USD = 0.65.

[11]	See ASX release 20 October 2025, “Resignation and Appointment of CFO”.

QUARTERLY ACTIVITIES REPORT • December 2025	10

AGM
The first Elevra Lithium Annual General Meeting was held on 21 November 2025. All resolutions were successfully passed including election of the four selected ex-Piedmont directors.
Cash
Cash and cash equivalents decreased by US$16.6 million to end the December 2025 quarter with a resulting balance of US$81.3 million.
NAL generated proﬁt from operations of US$12 million for the December 2025 quarter, driven primarily by increased sales volumes, higher realised prices and stable unit operating costs. Overall, NAL reported a net operating cash inﬂow of US$13 million as a result of proﬁt generated from operations and favourable net working capital movements inclusive of a reclassiﬁcation of cash to other ﬁnancial assets of US$2M associated with cash backed guarantees for future rehabilitation costs.
Outside of NAL, the Group reported a net operating cash outﬂow of US$8 million for the December 2025 quarter, comprised of corporate expenditure of US$6 million and negative net working capital movements of US$2 million.
Elevra paid US$14 million in merger transaction costs for change of control payments and advisor fees. Capital expenditure in the December 2025 quarter was US$7 million related to upgrading the Tailings Storage Facility and various other NAL sustaining capital projects.

Figure 3: Net cash ﬂows for December 2025 Quarter
Merger related cost synergies remain on track to deliver targeted savings. An update will be provided with the HY26 Interim Results in late February 2026.

Capital Structure
At 31 December 2025, the Company had the following capital structure:
•	169,329,111 ordinary fully paid shares;
•	2,723,613 unquoted options expiring on 31 December 2028;
•	1,760,737 unquoted performance rights (expiring various dates).

QUARTERLY ACTIVITIES REPORT • December 2025	11

Announcement authorised for release by Mr Lucas Dow, Managing Director and CEO of Elevra Lithium Limited.

For more information, please contact:
Andrew Barber
Chief Development and Investor Relations Officer Email: ir@elevra.com
Phone: +61 7 3369 7058

Information
The following information applies to this report:
•	All references to dollars and cents are United States currency, unless otherwise stated.
•	Numbers presented may not add up precisely to the totals provided due to rounding.
The following abbreviations may have been used throughout this report: cost, insurance and freight (CIF); dry metric tonne (dmt); earnings before interest and tax (EBIT); earnings before interest, tax, depreciation and amortisation (EBITDA); free on board (FOB); life of mine (LOM); lithium carbonate (Li2CO3); lithium hydroxide (LiOH); lithium oxide (Li2O); net present value (NPV); run of mine (ROM); thousand tonnes (kt); tonnes (t); and wet metric tonne (wmt).
Forward-Looking Statements
This report may contain certain forward-looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Elevra Lithium Limited’s control. Actual events or results may differ materially from the events or results expected or implied in any forward-looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward-looking statements will be or are likely to be fulfilled.
Elevra Lithium Limited undertakes no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date of this report (subject to securities exchange disclosure requirements).
The information in this report does not take into account the objectives, financial situation or particular needs of any person. Nothing contained in this report constitutes investment, legal, tax or other advice.

QUARTERLY ACTIVITIES REPORT • December 2025	12

The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements.

About Elevra Lithium
Elevra Lithium Limited (ASX: ELV; NASDAQ: ELVR; OTCQB: SYAXF) is North America’s largest hard-rock lithium producer with a diversiﬁed portfolio of high-quality assets across Québec Canada, the United States, Ghana and Western Australia.
Our flagship operation, the North American Lithium (NAL) mine in Québec, Canada has successfully ramped up production of spodumene concentrate, supported by ongoing operational enhancements to increase recovery rates, throughput, and mill utilisation. Following a Mineral Resource upgrade, Elevra completed a Scoping Study for a brownfield expansion to increase NAL’s annual spodumene concentrate production and reduce unit operating costs.
Complementing NAL, the Moblan Lithium Project in northern Québec represents one of the largest undeveloped spodumene resources in North America, with a Mineral Resource of 121 Mt @ 1.19% Li2O. Development activities are progressing with feasibility studies targeting a large-scale, long-life operation capable of supplying both domestic and international markets.
In Western Australia, Elevra holds an extensive portfolio of lithium and gold tenements, where exploration programs are advancing to unlock additional growth opportunities. Meanwhile, in the United States, our Carolina Lithium Project offers a strategic foothold in the downstream lithium chemicals market and our project in Ghana provides a further option for future growth.
Looking ahead, Elevra is focused on strategic downstream partnerships to enable further value-added lithium production, positioning the Company to deliver a secure, sustainable supply of critical minerals to global customers. Together, these assets establish Elevra as a growth-focused supplier supporting the global energy transition.
For more information, please visit us at www.elevra.com.

QUARTERLY ACTIVITIES REPORT • December 2025	13

Appendix

	Unit	Q2 FY25	Q3 FY25	Q4 FY25	Q1 FY26	Q2 FY26
Physicals[12]
Ore mined	wmt	370,409	322,407	361,883	338,341	389,801
Ore crushed	wmt	342,752	292,962	379,353	349,698	361,485
Ore processed	dmt	342,855	287,782	357,290	341,780	351,592
Concentrate produced	dmt	50,922	43,261	58,533	52,003	44,154
Concentrate sold	dmt	66,035	27,030	66,980	25,975	66,016

Unit Metrics
Average realised selling price (FOB)[13]Error! Bookmark not deﬁned.	US$/dmt	686	710	682	784	998
Unit operating cost sold (FOB)[14]	US$/dmt	837	830	791	818	812

Production Variables
Mill utilisation	%	90%	80%	93%	87%	89%
Recovery	%	68%	69%	73%	69%	62%
Concentrate grade produced	%	5.3%	5.2%	5.2%	5.2%	4.9%

[12]	Numbers presented may not add up precisely to the totals provided due to rounding.
[13]	Average realised selling price is calculated on an accruals basis and reported in US$/dmt sold, FOB Port of Québec.
[14]
Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in US$/dmt sold, FOB Port of Québec.

QUARTERLY ACTIVITIES REPORT • December 2025	14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: January 28, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel